Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

NYSE Floor Talk

Transcript of Interview with Roger Dahle, Blackstone

Judy Shaw:	I’m Judy Shaw for NYSE Floor Talk. Joining me today is Roger Dahle, he is CEO at Blackstone Products. Roger, wonderful to see you on the trading floor, thanks for joining me.

Roger Dahle:	Thank you for having us.

Judy Shaw:	Now, a quick note to our viewers, this interview is for informational purposes only. The NYSE doesn’t recommend any investments or investment strategies.

All right, so Roger, Blackstone Products. It’s redefining the way we grill outdoors. So we have a grill here, tell me how this is different from traditional grills.

Roger Dahle:	So a griddle is a flat top surface that you cook on as opposed to a traditional gas or barbecue grill that has grates and fire that can come up through the grates. And a griddle is completely different and allows you to cook just a huge variety of food that you can’t cook on a traditional gas or barbecue grill.

Judy Shaw:	OK. So now let’s talk about revenue and profits. 2021 you had great grills, and also Q1 of 2022. So tell me, now, how have you been able to achieve this growth, and talk to me about your plans for future growth.

Roger Dahle:	So, we, yeah, we’ve been very fortunate, and we feel very happy about the results that we’ve had. And a lot of it is because our product is just resonating with the end users so strongly that they’re demanding the product when they go shopping at retail for it. They’re looking for a Blackstone. And that, a lot of that is because we’re in a little bit different growth cycle in our company’s history. We’re new, we’re innovative, we’re disruptive, we’re offering really exciting things for people to use our product with. And as a result, the growth has been phenomenal.

Judy Shaw:	Oh that’s wonderful. All right, so now social media. We see lots of people who are posting videos of their griddles, on social media. Now, you are also very popular on social media. Talk to me about your media presence and how it’s impacted your business.

Roger Dahle:	It’s been awesome. So, we have in-house people who post and cook every single day and post content to all the social media channels: YouTube, Facebook, TikTok, Instagram, and all the others. But what’s really cool, and the thing that we’re really the most proud of, is that the people who buy our Blackstones, our customers, they love to show what they’ve cooked. And they share it with their family and friends, and then from there in some cases it goes viral. So we have millions of users on Facebook, we have, on TikTok we have hundreds and hundreds of millions of views on TikTok, of people sharing what they’ve cooked on their Blackstone, and then all the other social medias as well. We also have live events on YouTube and Facebook with some of our chefs who’ve become really popular, and showing what they can cook and what people can cook.

And it’s really all about variety. So with a griddle, you can cook breakfast, lunch and dinner. And that’s a really big deal. You can cook all three meals, every single day. You can use it more than your indoor appliances. And what I mean by variety is, with a griddle you can cook breakfast, right, scrambled eggs, french toast, pancakes... you can’t do that on a regular grill. And that’s a big advantage for us. But then for lunch, let’s make some smash burgers. And then maybe for dinner, you want, you might want to try some teppanyaki-style cooking, and, you know, flip the shrimp in people’s mouth and try to light the volcano on fire. It’s really, really fun, and very engaging, so people love to gather around when you’re cooking and see what they can do as well. And then they share that on social media.

Judy Shaw:	Oh yeah. All right, well Roger, you’re getting me very hungry, I think its time for a smash burger. We have the griddle, let’s go get some burgers.

Roger Dahle:	I’ll make you one in about 8 minutes, that’s no problem.

Judy Shaw:	All right. Well wonderful to talk with you, thanks for joining me on Floor Talk.

Roger Dahle:	Thank you, that was fun.

It’s not your traditional grill Blackstone Products CEO Roger Dahle tells us how the griddle is redefining the outdoor cooking experience. # NysefLOORtalk New York Stock Exchange it’s not your traditional grill Blackstone Products CEO Roger See more

It’s not your traditional grill -- Blackstone Products CEO Roger Dahle tells us now the griddle is recfining the outdoor cooking exprience. #NYSEFloorTalk

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